Exhibit 4.1

RBC BEARINGS INCORPORATED

DESCRIPTION OF CAPITAL STOCK

The certificate of incorporation of RBC Bearings Incorporated, a Delaware corporation, authorizes the issuance of (i) 60,000,000 shares of Common Stock, par value $0.01 per share, and (ii) 10,000,000 shares of Preferred Stock, $0.01 par value per share.

COMMON STOCK

Voting Rights

Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of RBC’s stockholders. Shares of Common Stock are not entitled to cumulative voting. RBC has a staggered Board of Directors divided into three classes, each of which is up for election every third year so that each director serves a three-year term until their class comes up for election. Directors are elected by a majority of the votes cast, except in the case of a contested election, in which case directors are elected by a plurality of the votes cast. The amendment of certain articles of RBC’s certificate of incorporation require the vote of two-thirds of the outstanding Common Stock.

Dividends

Subject to the dividend rights of the holders of any outstanding Preferred Stock, the holders of shares of Common Stock are entitled to receive ratably dividends out of assets legally available therefor at such times and in such amounts as RBC’s Board of Directors may from time to time determine. RBC does not currently pay dividends on the Common Stock.

Liquidation Rights

Upon the liquidation, dissolution or winding up of RBC’s affairs and subject to the liquidation rights of the holders of any outstanding Preferred Stock, the holders of shares of Common Stock are entitled to share ratably in RBC’s assets that are legally available for distribution after payment of all RBC’s debts and liabilities.

No Other Rights

The Common Stock is not convertible or redeemable, has no sinking fund rights, and is not entitled to preemptive rights to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities. Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange (which would apply so long as the Common Stock is listed on the NYSE) require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of Common Stock.

Miscellaneous

Shares of Common Stock are listed on the New York Stock Exchange under the symbol “RBC.” The transfer agent for the Common Stock is Computershare Trust Company, N.A.

PREFERRED STOCK

The Preferred Stock may be issued from time to time in one or more series. RBC’s Board of Directors, without further action by the stockholders, has the authority to determine or alter the powers, preferences, rights, qualifications, limitations and restrictions granted to or imposed on unissued shares of Preferred Stock, and to determine the number of shares constituting any series of Preferred Stock. Preferred Stock terms that the Board of Directors could establish include those relating to voting, dividends, redemption, conversion, exchange, sinking fund, preemption, liquidation and other rights, preferences and privileges. No shares of Preferred Stock are currently issued and outstanding.